                                                               EXHIBIT (a)(13)

        Lilly and Guidant Announce Completion of Guidant Exchange Offer

Eli Lilly and Company (NYSE: LLY) and Guidant Corporation (NYSE: GDT) announced today the successful completion of the Exchange Offer by which Lilly shareholders were given the opportunity to exchange some, all or none of their shares of Lilly Common Stock for Guidant Common Stock. The Exchange Offer, which was oversubscribed, expired at midnight, New York City time, on Monday, Sept. 18, 1995.

Based on a preliminary count by the exchange agent, approximately 47,378,800 shares of Lilly Common Stock were tendered for exchange, including approximately 882,124 shares held by odd-lot shareholders and 13,667,302 shares subject to guarantees of delivery. In accordance with the terms of the Exchange Offer, Lilly will accept 16,504,298 Lilly shares in exchange for the 57,600,000 shares of Guidant Common Stock that it owns. Lilly will accept all shares tendered by eligible odd-lot shareholders. All other shares are subject to exchange on a pro-rata basis. The preliminary proration factor is 35.5 percent, assuming all shares subject to guarantees of delivery are delivered in accordance with the terms of the Exchange Offer. The final proration factor will be announced on or about Sept. 25, 1995.

"We are very pleased with our shareholders' receptivity to the distribution of Guidant Corporation," said Randall L. Tobias, Lilly chairman and chief executive officer. "The separation of Lilly and Guidant allows both companies to better focus their resources and enhance their competitive positions while maximizing shareholder value."

Certificates for shares of Guidant Common Stock, checks in lieu of fractional Guidant shares, and Lilly shares tendered but not accepted for exchange will be mailed on or about Oct. 2, 1995 as designated by the tendering shareholder.

Lilly commenced the Exchange Offer on Aug. 21, 1995, and offered to exchange
3.49 shares of Guidant Common Stock for each share of Lilly Common Stock tendered, up to a maximum of 16,504,298 Lilly shares, resulting in 80.2 percent of the outstanding Guidant Common Stock being distributed pursuant to the Exchange Offer. Following the exchange, Lilly will have reduced its outstanding shares by approximately 5.7 percent and will have approximately 272.8 million shares of Common Stock outstanding for financial reporting purposes. The transaction completes the divestiture of Guidant from Lilly's core pharmaceutical business.

Lilly is a global research-based pharmaceutical corporation headquartered in Indianapolis, Ind., that is dedicated to creating and delivering superior health care solutions--by combining pharmaceutical innovation, existing pharmaceutical technology, disease prevention and management and information technologies--in order to provide customers worldwide with optimal clinical and economic outcomes.

A leader in the medical device industry, Guidant Corporation provides innovative, cost-effective products and services to the global cardiology and minimally invasive surgery marketplaces. Guidant comprises Advanced Cardiovascular Systems, Inc. (ACS), Cardiac Pacemakers, Inc. (CPI), Devices for Vascular Intervention, Inc. (DVI), Heart Rhythm Technologies Incorporated (HRT), Origin Medsystems, Inc. and its international affiliates.

                                   #   #   #